Exhibit 99.36

i-80 Gold to Announce Second Quarter Financial Results on August 11, 2021

Reno, Nevada, July 29, 2021 - i-80 GOLD CORP. (TSX:IAU) (IAUCF:OTC) (“i-80”, or the “Company) will announce its unaudited financial and operating results for the three and six months ended June 30, 2021 before market open Wednesday, August 11, 2021. The Company will host a live conference call and webcast on that same day, commencing at 10:00 am ET, providing the opportunity for analysts and investors to ask questions of i-80 Gold’s executive team.

Conference Call
North American Toll-free:	1-866-248-8441

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until August 18, 2021.

North American Toll-free Replay:	1-888-203-1112
Replay Code:	3652970

About i-80 Gold Corp.

i-80 Gold Corp is a Nevada-focused mining company aimed on achieving mid-tier gold producer status through the development of the Company’s advanced-stage project portfolio. In addition to its producing mine, El Nino at South Arturo, i-80 is advancing economic studies and test mining at the Granite Creek Project, and planning for advanced underground exploration at the McCoy-Cove Property.

For further information, please contact:

Ewan Downie - CEO

Matthew Gollat - EVP Business & Corporate Development

1.866.525.6450

info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, actual production results and costs, outcomes and timing of updated technical studies and future exploration results. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.